UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
"Washington, D.C.  20549"

Schedule 13G
Under the Securities Exchange Act of 1934


Amendment No.: 3

Name of Issuer:  Compdent Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  20449F103


Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form
"with respect to the subject class of securities, and" for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover
"page shall not be deemed to be ""filed"" for the purpose" of Section 18 of the Securities Exchange Act of 1934
"(""Act"") or otherwise subject to the liabilities of that" section of the Act but shall be subject to all other
"provisions of the Act (however, see the Notes)."


CUSIP No.:  20449F103

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

"     Strong Capital Management, Inc. "
     39-1213042

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     5.   SOLE VOTING POWER
0

     6.   SHARED VOTING POWER
0

     7.   SOLE DISPOSITIVE POWER
	0

     8.   SHARED DISPOSITIVE POWER
0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES  CERTAIN SHARES
               N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12.  TYPE OF REPORTING PERSON
               IA

CUSIP No.:  20449F103

1.   NAME OF REPORTING PERSON

     Richard S. Strong

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     5.   SOLE VOTING POWER
0

     6.   SHARED VOTING POWER
0

     7.   SOLE DISPOSITIVE POWER
0

     8.   SHARED DISPOSITIVE POWER
0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES  CERTAIN SHARES
               N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%

12.  TYPE OF REPORTING PERSON*
               IN


Item 1 (a).    Name of Issuer: Compdent Corporation

Item 1 (b).    Address of Issuer's Principal Executive
Offices:

"               100 Mansell Court East, Suite 400, Roswell, Georgia 30076   "

Item 2 (a).    Name of Persons Filing:

"          (1)  Strong Capital Management, Inc."

          (2)  Richard S. Strong

               Attached as Exhibit 1 is a copy of an
               agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

         X The agreement between the persons filing has already been filed.

Item 2 (b).    Address of Principal Business Office of
          each of the persons specified in 2(a) above:

"          100 Heritage Reserve, Menomonee Falls,"
          Wisconsin  53051

Item 2 (c).    Citizenship or Place of Organization:

"          Strong Capital Management, Inc. "
          -Wisconsin corporation

          Richard S. Strong--U.S.A.

Item 2 (d).    Title of Class of Securities:

           Common Stock

Item 2 (e).    CUSIP Number:  20449F103


Item 3.   The persons filing this Schedule 13G are:

"          Strong Capital Management, Inc. "
          -Investment Advisor registered under Section
          203 of the Investment Advisers Act of 1940.

          Richard S. Strong---Chairman of the Board and the principal shareholder of Strong Capital.
          (Mr. Strong is joining in this filing on Schedule 13G pursuant to positions taken by the Staff of the SEC authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G.)

Item 4.   Ownership:

          Reference is made to Items 5-11 on the cover sheets of this Schedule 13G.

"          Strong Capital Management, Inc., "
          has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Strong
          Capital may be revoked in whole or in part at any time.

          Mr. Strong is joining in this Schedule 13G
          and reporting beneficial ownership of the
          same securities beneficially owned by Strong
"          Capital Management, Inc., as a result of his"
          position with and stock ownership in Strong
"          Capital Management, Inc.  See Item 8."

Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable.

         X   This statement is being filed to report
"               the fact that, as of the date of this report,"
               the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.


Item 6. Ownership of More than Five Percent On Behalf of Another Person

"          (1)Neither Strong Capital Management, Inc.,"
             nor Mr. Strong serves
             as custodian of the assets of any of
"             Strong Capital Management, Inc.'s"
"             clients; accordingly, in each instance"
             only the client or client's custodian or
             trustee bank has the right to receive
"             dividends paid with respect to, and"
"             proceeds from the sale of, such"
             securities.

             The ultimate power to direct the receipt
"             of dividends paid with respect to, and"
"             the proceeds from the sale of, such"
"             securities, is vested in the individual"
             and institutional clients for which
"             Strong Capital Management, Inc., serves"
             as investment advisor.  Any and all
             discretionary authority which has been
"             delegated to Strong Capital Management,"
"             Inc., may be revoked in whole or in part"
             at any time.

             Not more than 5% of the class of such securities
             is owned by any one of such clients subject to the
"             investment advice of Strong Capital Management, Inc."
             or its affiliates.

          (2)With respect to securities owned by any
"             one of the Strong Funds, only Firstar"
"             Bank Milwaukee N.A., as custodian for each of"
"             such  Funds, has the right to receive"
"             dividends paid with respect to, and"
"             proceeds from the sale of, such"
             securities.  No other person is known to
"             have such right, except that the"
             shareholders of each such Fund
             participate proportionately in any
             dividends and distributions so paid.

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company

          Not Applicable.


Item 8. Identification and Classification of Members of the Group

"          Strong Capital Management, Inc.,"
"          a Wisconsin corporation, is an investment"
          advisor registered under Section 203 of the
          Investment Advisers Act of 1940.  Mr. Strong
          is Chairman of the Board of Strong Capital
"          Management, Inc., and beneficially owns"
          substantially all of Strong Capital
"          Management, Inc.'s outstanding voting"
          securities.  Mr. Strong is joining in this
"          Schedule 13G because, as a result of his"
          position with and ownership of securities of
"          Strong Capital Management, Inc., Mr. Strong"
          could be deemed to have voting and/or
          investment power with respect to the shares
          beneficially owned by Strong Capital
"          Management, Inc. Neither the filing of this"
          joint Schedule 13G nor any information
          contained herein shall be construed as an
          admission by Mr. Strong of his control or
          power to influence the control of Strong
"          Capital Management, Inc."

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

"          By signing below, the undersigned (i) hereby"
"          certify that, to the best of their knowledge"
"          and belief, the securities reported herein"
          were acquired in the ordinary course of
          business and were not acquired for the
          purpose of and do not have the effect of
          changing or influencing the control of the
          issuer of such securities and were not
          acquired in connection with or as a
          participant in any transaction having such
          purpose or effect and (ii) hereby declare and
          affirm that the filing of this Schedule 13G
          shall not be construed as an admission that
          either of the reporting persons is the
          beneficial owner of the securities reported
"          herein, which beneficial ownership is hereby"
"          expressly denied (except for such shares, if"
"          any, reported herein as beneficially owned by"
"          Strong Capital Management, Inc., "
          for its own account or by Mr. Strong for his
          individual account and not as a result of his
          position with and ownership of securities of
"          Strong Capital Management, Inc.)."



SIGNATURE

     After reasonable inquiry and to the best of our "knowledge and belief, the undersigned certify that the"
"information set forth in this statement is true," complete and correct.

Dated: 8/17/99


                              /s/ Stephen J. Shenkenberg
                              --------------------------------
                              Stephen J. Shenkenberg
                              Senior Vice President
"                              STRONG CAPITAL MANAGEMENT, INC."



                              /s/ Richard S. Strong
                              ---------------------------
                              Richard S. Strong
                              Chairman of the Board
"                              STRONG CAPITAL MANAGEMENT, INC."